SIDEL

Avenue de la Patrouille de France
Octeville-sur-Mer ∘ BP 204
76053 Le Havre Cedex ∘ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – January 20, 2003

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a Sidel press release dated January 14, 2003 regarding **the clearance of the European Commission about the merger of Tetra Laval and Sidel.**

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

PO [signature]

Gilles Ruckstuhl
Group's Chief Financial Officer

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SIDEL

Press Release

Octeville-sur-mer, January 14th 2003

Sidel Joins Tetra Laval

In its January 13, 2003 decision, the European Commission has authorized the acquisition of Sidel by Tetra Laval following 21 months of proceedings. This decision marks a crucial step in the life of Sidel. The company now has the reliable backing of an industry group that is recognized as an expert in the packaging world. With the support of its shareholder, Sidel now intends to pursue its recovery and development efforts.

Following Tetra Laval's friendly takeover bid in April 2001, Sidel had remained "orphaned", without an active shareholder, even as the company was going through a major crisis in its history. Ultimately, that crisis culminated in a drop in sales in 2001 and historic losses of 47.5 million euros.
The arrival of Gérard Stricher who took over at the helm in November 2001, helped put Sidel on the road to recovery. The efforts, including restructuring around core business activities, establishment of a new management team, programs to energize the sales force, efforts to boost employee morale, and the definition of a new vision and strategy will have put Sidel back on the path to growth and profits in 2002.

The confirmation of Sidel as a full-fledged member of Tetra Laval group gives the company a chance to pursue and speed up its recovery. Bolstered by the support of a stable shareholder, all Sidel teams will now be able to focus their efforts on implementing the company's strategic plan.

Upon hearing of the European Commission's decision, Gérard Stricher, Sidel's President & CEO, announced: "*This is a great day for Sidel, its employees, customers, suppliers, and for the Tetra Laval Group. This decision ends a very long waiting period. Now, with Tetra Laval's support, Sidel will be able to build its future without worry. Sidel's potential for development is great indeed. The company simply lacked a major shareholder and now has one with Tetra Laval.*"

Press contact: Bertrand Guillet
Tel: 33 2 32 85 82 49
bertrand.guillet@sidel.com